UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

Dated: May 15, 2024

Commission File No.: 000-56191

PARCELPAL LOGISTICS INC.
(Name of Registrant)

422 Richards St., Suite 170, Vancouver, BC V6B 2Z4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes    ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes    ☐    No  ☒

Changes in Registrant’s Certifying Accountant

Dismissal of Independent Registered Public Accounting Firm

On May 13, 2024, the Board of Directors of ParcelPal Logistics Inc. (the “Company”) approved the dismissal of BF Borgers CPA PC (“BF Borgers”) as the Company’s independent registered public accounting firm.

On May 3, 2024, the Securities and Exchange Commission (the “Commission”) entered an order instituting settled administrative and cease-and-desist proceedings against BF Borgers and its sole audit partner, Benjamin F. Borgers CPA, permanently barring Mr. Borgers and BF Borgers from appearing or practicing before the Commission as an accountant (the “Order”).  As a result of the Order, BF Borgers may no longer serve as the independent registered public accounting firm for ParcelPal Logistics Inc., nor can BF Borgers issue any audit reports included in Commission filings or provide consents with respect to audit reports. In light of the Order, the Board of Directors of the Company terminated the engagement of BF Borgers as its independent registered accounting firm.

In the May 3, 2024 “Staff Statement on the Issuer Disclosure and Reporting Obligations in Light of Rule 102(e) Order Against BF Borgers CPA PC” (the “Staff Statement”), the Commission advised registrants that they may indicate in their Commission filing that BF Borgers is not currently permitted to appear or practice before the Commission for reasons described in the Order, in lieu of including a letter from BF Borgers stating whether it agrees with our disclosures under Item 304 of Regulation S-K.  In light of the Order and the Staff Statement, we are not requesting BF Borgers to furnish the Company with such letter.

Similarly, in or about April 15, 2023, the Canadian Public Accountability Board (“CPAB”) issued a report that it had conducted a review and inspection of certain audited filing involving BF Borgers (not involving the Company), and ultimately came to the conclusion, based on its inspection of other company reports in which it found non-compliance issues, that BF Borgers shall be terminated as a participating CPAB audit firm, and that it shall terminate each of its Canadian reporting issuer audit engagements.

The reports of BF Borgers on the Company’s consolidated financial statements for the fiscal years ended December 31, 2022, and December 31, 2021, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles other than an explanatory paragraph relating to the Company’s ability to continue as a going concern.

Effective May 13, 2024, the Company has formally appointed Turner, Stone & Company, L.L.P. as its  new independent registered public accounting firm, which will immediately begin its audit process in connection with the Company’s financial statements for the year ended December 31, 2023, and which will be included in our annual report on Form 20-F no later than June 28, 2024, the extension date granted to the Company by the British Columbia Securities Commission, primarily as a result of the situation involving BF Borgers noted above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARCELPAL LOGISTICS INC.
Date: May 15, 2024	By:	/s/ RICH WHEELESS
		Name:	Rich Wheeless
		Title:	Chief Executive Officer